SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
                or 13(e)(1)of the Securities Exchange Act of 1934

                          GAM Avalon Multi-Europe, L.P.
                       (Name of Subject Company (issuer))

                     GAM Avalon Multi-Europe, L.P. (Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                            Joseph J. Allessie, Esq.
                     c/o Global Asset Management (USA) Inc.
                              135 East 57th Street
                            New York, New York 10022
                                 (212) 407-4600
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

                                 With a copy to:
                           Christopher M. Wells, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation: $526,243(a)             Amount of Filing Fee: $105.25 (b)
================================================================================

(a)  Calculated  as  the  aggregate   maximum  purchase  price  for  partnership
interests.
(b) Calculated at 1/50th of 1% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid: ________________
                Form or Registration No.: ________________
                Filing Party: ____________________
                Date Filed: _____________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by GAM Avalon Multi-Europe, L.P., a Delaware limited partnership and a fund registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Fund"), to purchase up to ten percent (10%) of the outstanding limited partnership units of the Fund ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1-11 of this Schedule TO.

ITEM 3. Identity and Background of Filing Person

(a) The name of the filing person is GAM Avalon Multi-Europe, L.P. The Fund's principal executive office is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The General Partner of the Fund is Global Asset Management (USA) Inc. (the "General Partner"). The principal executive office of the General Partner is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Fund's Directors are Dr. Burkhard Poschadel, George W. Landau, Robert J. McGuire, and Roland Weiser. Their address is c/o Global Asset Management (USA) Inc. at 135 East 57th Street, New York, New York 10022.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer's Securities

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the General Partner or Directors of the Fund or any person controlling the Fund or controlling the General Partner or Directors of the Fund; and (ii) any person, with respect to Units. However, the Partnership Agreement provides that the Fund shall be dissolved if the interest of any partner that has submitted a written request, in accordance with the terms of the Partnership Agreement, to tender its entire interest in the Fund for repurchase by the Fund has not been repurchased within a period of two years of such request.

ITEM 6 Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate

(c) The Fund is contemplating proposing to partners its conversion from a limited partnership to a limited liability company. The Fund anticipates that such conversion, if consummated, will have no material effect on the rights or obligations of the partners. Except as set forth in the first sentence of this paragraph, neither the Fund nor the General Partner nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units in the Fund (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund), or the disposition of Units in the Fund, other than as described in the Private Placement Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the General Partner or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the General Partner; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(7) any changes in the Partnership Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7. Source and Amount of Funds or Other Consideration

(b) There are no material conditions to the financing of the transaction. There are no alternate financing plans or arrangements for the transaction.

ITEM 8. Interest in Securities of the Issuer

(a) Neither the General Partner nor any Director of the Fund, nor any person controlling the Fund or the General Partner or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.

ITEM 9. Persons/Assets Retained, Employed, Compensated or Used

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. Financial Statements

(a)(1) Reference is made to the unaudited financial statements of the Fund for the six-month period ended September 30, 2001, which are being furnished herewith as Exhibit (a)(6) and are incorporated herein by reference.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not Applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.

(b) The Fund's assets will be reduced by the amount of the tendered Units. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. Additional Information

     (a)(1) None.

     (2) None.

     (3) Not Applicable.

     (4) None.

     (5) None.

     (b) None.

ITEM 12. Exhibits

     (a)(1) Cover Letter to Offer to Purchase and Letter of Transmittal.

     (a)(2) Offer to Purchase (with financial statements enclosed).

     (a)(3) Form of Letter of Transmittal.

     (a)(4) Form of Notice of Withdrawal of Tender.

     (a)(5) Forms of Letters dated January 8, 2002, from the Fund to Partners in connection with acceptance of offers of tender.

     (a)(6) Unaudited financial statements of the Fund for the six-month period ended September 30, 2001.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              GAM AVALON MULTI-EUROPE, L.P.
                                          By: Global Asset Management (USA) Inc.
                                              General Partner

                                           By: /s/ Joseph J. Allessie
                                           Name: Joseph J. Allessie
                                           Title: Authorized Signatory





November 16, 2001

                                  EXHIBIT INDEX

Exhibit

         (a)(1)  Cover Letter to Offer to Purchase and Letter of Transmittal.

         (a)(2)  Offer to Purchase (with financial statements enclosed).

         (a)(3)  Form of Letter of Transmittal.

         (a)(4)  Form of Notice of Withdrawal of Tender.

         (a)(5) Forms of Letters dated January 8, 2002, from the Fund to Partners in connection with acceptance of offers of tender.

         (a)(6) Unaudited financial statements of the Fund for the six-month period ended September 30, 2001.

                                                                  Exhibit (a)(1)


           Cover Letter to Offer to Purchase and Letter of Transmittal



November 16, 2001


To:      The Partners of GAM Avalon
         Multi-Europe, L.P.



If you do not want to sell your partnership interests at this time, please disregard this notice. This is simply notification of the Partnership's tender offer.


Dear Partner:

We are writing to inform you of important dates related to the tender offer by GAM Multi-Europe, L.P. (the "Fund") If you are not interested in selling your partnership interests at this time, please disregard this notice and take no action.

The tender offer period for the Fund will begin on November 16, 2001, and end on December 31, 2001. The purpose of the tender offer is to provide liquidity to partners who hold partnership interests or "Units." Units can be redeemed by means of a tender offer only during an announced tender offer.

Should you wish to sell any of your Units in the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to be received by the Fund's Administrator no later than December 31, 2001. If you do not wish to sell Units, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Units must be received by the Fund's Administrator, PFPC, Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 31, 2001. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC, Inc. by calling the number below.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Fund's Administrator, PFPC, Inc., at (866) 211-4521.


Sincerely,

/s/ David A. Anderson
David A. Anderson
Managing Director - Clients, Americas
Global Asset Management (USA), Inc.

                                                                  Exhibit (a)(2)

                                Offer to Purchase
                      (with financial statements enclosed)


                          GAM AVALON MULTI-EUROPE, L.P.
                              135 East 57th Street
                            New York, New York 10022

               OFFER TO PURCHASE TEN PERCENT (10%) OF OUTSTANDING
                    PARTNERSHIP INTERESTS AT NET ASSET VALUE
                             DATED NOVEMBER 16, 2001

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, NEW YORK TIME, ON MONDAY, DECEMBER 31, 2001,
                          UNLESS THE OFFER IS EXTENDED



To the Partners of
GAM Avalon Multi-Europe, L.P.:

GAM Avalon Multi-Europe, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to ten percent (10%) of the outstanding partnership interests in the Fund or portions thereof pursuant to tenders by partners at a price equal to their estimated net asset value as of December 31, 2001, if the Offer expires on December 31, 2001. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the estimated net asset value of such Units will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Unit," or "Units," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all partners of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Partnership Agreement dated as of October 25, 2000 (the "Partnership Agreement").

Partners should realize that the value of the Units tendered in this Offer likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time net asset value will be calculated) and December 31, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. The Fund determines the estimated net asset value monthly based on the information it receives from the managers of the investment funds in which it invests. Any tendering partners that wish to obtain the estimated net asset value of their Units on this basis should contact PFPC, Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Partners desiring to tender all or any portion of their Units in the Fund in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal (the last page will suffice) and send or deliver it to the Fund in the manner set forth below.

                                    IMPORTANT

Neither the Fund nor the General Partner nor any of the Directors makes any recommendation to any partner as to whether to tender or refrain from tendering Units. Partners must make their own decisions whether to tender Units, and, if so, the portion of their Units to tender.

Because each partner's investment decision is a personal one, based on such partner's financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether partners should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Administrator:



                                                   GAM Avalon Multi-Europe, L.P.
                                                   c/o PFPC, Inc.
                                                   PO Box 858
                                                   Claymont, Delaware 19703-0858
                                                   Attn: GAM Investor Services
                                                   Phone: (866) 211-4521
                                                   Fax: (302) 791-1713

                                TABLE OF CONTENTS


1.       Background and Purpose of the Offer
2.       Offer to Purchase and Price
3.       Amount of Tender
4.       Procedure for Tenders
5.       Withdrawal Rights
6.       Purchases and Payment
7.       Certain Conditions of the Offer
8.       Certain Information about the Fund
9.       Certain Federal Income Tax Consequences
10.      Miscellaneous
         Financial Statements (enclosed)

Summary Term Sheet

o The Private Placement Memorandum of GAM Avalon Multi-Europe, L.P. (the "Fund") states that the Fund will offer from time to time to buy a portion of its limited partnership interests ("Units") at their net asset value. (Net asset value means the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell.) The Board of Directors of the Fund has determined to offer to purchase ten percent (10%) of the Fund's outstanding Units. This offer will remain open until midnight on December 31 , 2001. Net asset value will be calculated for this purpose on December 31, 2001. Not all of the Units that you tender may be accepted for purchase by the Fund. See the Introductory Letter to this Offer to Purchase and Section 1, "Background and Purpose of the Offer."

o The calculation of net asset value will be verified during the Fund's audit for fiscal year 2001, which is expected to be completed by May 31, 2002. If you tender all of your Units in the Fund, the Fund will pay you in cash by January 8, 2002, at least 90% of the Fund's calculation of the estimated net asset value as of December 31, 2001. The Fund will owe you the balance, for which you will be given a promissory note that will be held for you by the Partnership's Administrator, PFPC, Inc. If you tender a portion of the Units you own, leaving your remaining interest with a net asset value at least equal to $25,000, we will pay all your proceeds in cash by January 8, 2002. The Fund will obtain the cash to pay you either from cash on hand, selling portfolio securities or through borrowings (which the Fund does not intend to do). See the Introductory Letter to this Offer to Purchase and
     Section 6, "Purchases and Payment."

o Following this summary is a formal notice of the Fund's offer to purchase your Units. This offer remains open to you until midnight on December 31, 2001. Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase. If the Fund does not accept your Units by midnight, December 31, 2001, you may still withdraw your Units from consideration at any time after January 15, 2002, assuming your offer has not been accepted by the Fund as of midnight, January 15, 2002. See the Introductory Letter to this Offer to Purchase, Section 5, "Withdrawal Rights" and Section 6, "Purchases and Payment."

o If you would like the Fund to purchase your Units, you should mail the Letter of Transmittal (the last page of the enclosed Letter of Transmittal will suffice) to GAM Avalon Multi-Europe, L.P., c/o PFPC, Inc., Attn: GAM Investor Services, at P.O. Box 858, Claymont, Delaware 19703-0858, or fax it to PFPC, Inc. at (302) 791-1713, so that it is received before midnight, December 31, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC, Inc. promptly after you fax it (although the original page does not have to be received before midnight, December 31, 2001). Of course, the value of your Units is likely to change between October 31st (the last time estimated net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of your investment will be determined for purposes of calculating your purchase price. See the Introductory Letter to this Offer to Purchase and Section 4, "Procedure for Tenders."

o The estimated net asset value of your Units is calculated monthly based on the information the Fund receives from the managers of the investment funds in which the Fund invests. If you would like to obtain the estimated net asset value of your Units, you may contact PFPC, Inc., GAM Investor Services, at (866) 211-4521 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See the Introductory Letter to this Offer to Purchase and Section 2, "Offer to Purchase and Price."

o Please note that just as you have the right to withdraw your Units from consideration for purchase, the Fund has the right to cancel, amend or postpone this offer at any time before midnight, December 31, 2001. See the Introductory Letter to this Offer to Purchase and Section 5, "Withdrawal Rights."

o If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC, Inc. See Section 4, "Procedure for Tenders."

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to partners who hold Units in accordance with the procedures set forth in the Fund's Private Placement Memorandum dated April, 2001, as supplemented (the "Private Placement Memorandum") and the Partnership Agreement. The Private Placement Memorandum and the Partnership Agreement, which were provided to each partner in advance of subscribing for Units, provide that the Directors have the discretion to determine whether the Fund will purchase Units from partners from time to time pursuant to written tenders. The Private Placement Memorandum also states that Global Asset Management (USA) Inc., the General Partner of the Fund (the "General Partner"), expects that generally it will recommend to the Directors that the Fund purchase Units from partners twice each year, in June and December. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Private Placement Memorandum, that the Offer is in the best interests of partners of the Fund to provide liquidity for Units as contemplated in the Private Placement Memorandum and the
Partnership   Agreement.   The  Directors   intend  to  consider  the
continued desirability of the Fund making an offer to purchase Units twice each year, but the Fund is not required to make any such offer.

The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of partners who do not tender Units. Partners who retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in partners who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to ten percent (10%) of its outstanding Units. To be eligible for purchase, Units must be properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Monday, December 31, 2001 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the estimated net asset value of such Units will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Unit tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on November 1, 2001, the estimated unaudited net asset value of a Unit corresponding to an initial capital contribution of $100 made as of the first day of the following months was:

                                            Unaudited Estimated Net Asset Value
 Month Contribution Made                     as of November 1, 2001
-----------------------                      ----------------------

       April 2001                                     $  96.6532
       May 2001                                       $  96.6532
       June 2001                                      $  97.4009
       July 2001                                      $  96.9188
       August 2001                                    $  97.5171
       September 2001                                 $  98.1846
       October 2001                                   $  99.3804


As of the close of business on November 1, 2001, there were approximately $5,262,430 of outstanding Units (based on the unaudited estimated net asset value of such Units). The Fund determines its estimated net asset value monthly based on information it receives from the managers of the investment funds in which it invests. Partners may obtain this information by contacting PFPC, Inc. at the telephone number or address set forth on page (ii), Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Units tendered by the partners likely will change between October 31st (the last time net asset value was calculated) and November 30th (the next time it will be calculated) and December 31st, when the value of the Units tendered by partners will be determined for purposes of calculating the purchase price of such Units and the time that partners will cease to be partners in the Fund.

3. Amount of Tender. Subject to the limitations set forth below, partners may tender all or a portion of their Units. However, a partner who tenders for repurchase only a portion of such partner's Units shall be required to maintain a capital account balance equal to at least $25,000. If a partner tenders an amount that would cause the partner's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such partner so that the required minimum balance is maintained. The Offer is being made to all partners of the Fund and is not conditioned on any minimum amount of Units being tendered.

If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to ten percent (10%) of the Fund's outstanding Units (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than ten percent (10%) of the Fund's outstanding Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below. None of the following intend to tender any Units in the Offer: the General Partner or Directors of the Fund or any person controlling the Fund or controlling the General Partner or Directors of the Fund.

4. Procedure for Tenders. Partners wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, Inc. - GAM Investor Services, at the address set forth on page (ii), or fax a completed and executed Letter of Transmittal, also to the attention of PFPC, Inc. - GAM Investor Services, at the fax number set forth on page (ii). The completed and executed Letter of Transmittal must be received by PFPC, Inc., either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC, Inc. by certified mail, return receipt requested, or by facsimile transmission. A partner choosing to fax a Letter of Transmittal to PFPC, Inc. must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC, Inc. promptly thereafter. If a partner elects to tender, it is the tendering partner's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC, Inc.

Partners wishing to confirm receipt of a Letter of Transmittal may contact PFPC, Inc. at the address and phone number set forth on page (ii). The method of delivery of any documents is at the election and complete risk of the partner tendering a Unit, including, but not limited to, the failure of PFPC, Inc. to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular partner, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the General Partner nor the Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any partner tendering a Unit pursuant to this Offer may withdraw such Unit from consideration for purchase at any time on or before the Expiration Date and, if Units have not then been accepted by the Fund, at any time after January 15, 2002. To be effective, any notice of withdrawal must be timely received by PFPC, Inc. at the address or fax number set forth on page
(ii). A form to use to give notice of withdrawal is available by calling PFPC, Inc. at the phone number indicated on page (ii). All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered prior to the Expiration Date by following the procedures described in Section 4.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives oral or written notice to the tendering partner of its election to purchase such Unit. As stated in Section 2 above, the purchase price of a Unit tendered by any partner will be the net asset value thereof as of the close of business on December 31, 2001, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The net asset value will be determined after all allocations to capital accounts of the partners required to be made by the Partnership Agreement have been made.

For partners tendering all of their Units, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to at least 90% of the estimated unaudited net asset value of Units tendered and accepted by the Fund, determined as of December 31, 2001, payable by January 8,

2002 (the "90% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Units tendered and accepted by the Fund as of the expiration date, determined as of December 31, 2001, based on the audited financial statements of the Fund for fiscal year 2001, over (b) the 90% Cash Payment. The Note will be held for each tendering partner by PFPC, Inc. as set forth in the Letter of Transmittal, will be prepared within ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund for fiscal year 2001, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for fiscal year 2001 will be completed by no later than May 31, 2002. The Note is not transferable, and will include interest, if any, earned by the Fund on an amount equal to ten percent (10%) of the estimated unaudited net asset value of Units tendered and accepted by the Fund, deposited by the Fund in a segregated account.

Partners who tender a portion of their Units (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Units tendered and accepted by the Fund, determined as of December 31, 2001, payable by January 8, 2002 (the "100% Cash Payment").

Partners tendering units may specify that payment of both the 90% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") be made either by check or wire transfer by indicating their payment preference on the Letter of Transmittal. If a tendering partner elects to receive payment by check, the Cash Payment will be sent directly to the tendering partner's mailing address as listed in the Fund's records, unless such partner advises the Fund in writing of a change in its mailing address. If a tendering partner elects to receive payment by wire transfer, the Cash Payment will be made by wire transfer to such partner's brokerage account from which the investment was originally made.

The Note will be held for each partner by the Fund's Administrator, PFPC, Inc. Any contingent payment due pursuant to the Note will be made by check sent directly to the tendering partner's mailing address as listed in the Fund's records, unless such partner advises the Fund in writing of a change in its mailing address. If a tendering partner so specifies on his or her Letter of Transmittal, this payment may also be made by wire transfer to such partner's brokerage account from which the investment was originally made.

The Fund expects that the purchase price for Units acquired pursuant to the Offer to Purchase, which will not exceed $526,243 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the General Partner nor the Directors have determined at this time to borrow funds to purchase Units in connection with the Offer to Purchase. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying partners of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) purchase a greater amount of Units than the amount specified in the Offer; (b) cancel the Offer in the circumstances set forth in the following paragraph and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (c) amend the Offer; or (d) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify partners.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any
(i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its partners if Units tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Partnership. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Fund is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership Agreement. The Fund's Directors are Dr. Burkhard Poschadel, George W. Landau, Robert J. McGuire, and Roland Weiser. Their address is c/o Global Asset Management (USA) Inc. at 135

East 57th Street, New York, New York 10022. Neither the General Partner nor any Director of the Fund, nor any person controlling the Fund or the General Partner or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.

The Fund is contemplating proposing to partners its conversion from a limited partnership to a limited liability company. The Fund anticipates that such conversion, if consummated, will have no material effect on the rights or obligations of the partners. Except as set forth in the first sentence of this paragraph, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund;
(d) any change in the identity of the General Partner or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the General Partner; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Partnership Agreement or other actions that may impede the acquisition of control of the Fund by any person.

During the past 60 business days, the only transactions involving Units that were effected by the Fund, the General Partner, the Directors or any person controlling the Fund or controlling the General Partner or any Directors of the Fund were the aggregate subscriptions of $1,144,160 in Units from new and existing partners.

9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from partners pursuant to the Offer. Partners should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A partner who tenders all of its Units to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such partner (consisting of the 90% Cash Payment and the principal payment under the Note) and such partner's adjusted tax basis in the Units tendered. Gain, if any, will be recognized by a tendering partner only as and after the total proceeds received by such partner exceed the partner's adjusted tax basis in its Units. A loss, if any, will be recognized only after the tendering partner has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the partner's holding period for the Units at the time the gain or loss is recognized. However, a tendering partner will recognize ordinary income to the extent such partner's allocable share of the Fund's "unrealized receivables" exceeds the partner's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering partner. A partner who tenders less than all of the partner's Units to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such partner's adjusted tax basis in the Units.

Pursuant to the authority granted to it under the Partnership Agreement, the General Partner intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing partner to the extent the partner's liquidating distribution would otherwise exceed the partner's adjusted tax basis in the Units. Such a special allocation may result in the withdrawing partner recognizing capital gain, which may include short-term gain, in the partner's last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC, Inc. - GAM Investor Services at the address and phone number set forth on page (ii) or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

The Fund's unaudited financial statements for the six-month period ended September 30, 2001, are enclosed herewith.

                                                                  Exhibit (a)(3)


                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL

                               Regarding Interests

                                       in

                          GAM AVALON MULTI-EUROPE, L.P.

                   Tendered Pursuant to the Offer to Purchase
                             Dated November 16, 2001

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                   RECEIVED BY PFPC, INC. EITHER BY MAIL OR BY
                    FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
                      MONDAY, DECEMBER 31, 2001, UNLESS THE
                               OFFER IS EXTENDED.

              Complete The Last Page Of This Letter Of Transmittal
                            And Return Or Deliver To:

                          GAM Avalon Multi-Europe, L.P.
                                 c/o PFPC, Inc.
                                  P.O. Box 858
                             Claymont, DE 19703-0858

                           Attn: GAM Investor Services
                           For additional information:
                              Phone: (866) 211-4521
                               Fax: (302) 791-1713


Ladies and Gentlemen:

The undersigned hereby tenders to GAM Avalon Multi-Europe, L.P., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Partnership"), the partnership interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 16, 2001 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the partnership interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the partnership interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Units or portions thereof tendered hereby.

The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC, Inc., to receive any Letter of Transmittal or other document.

Payment of the cash portion of the purchase price for the partnership interest in the Fund or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, may be made either by check or by wire transfer. If the tendering partner elects to receive payment by check, the Cash Payment will be sent directly to the mailing address of such partner as listed in the Fund's records. If the tendering partner elects to receive payment by wire transfer, the Cash Payment will be made by wire transfer to such partner's brokerage account from which the investment was originally made. A promissory note reflecting the contingent payment portion of the purchase price, if any, together with interest accrued thereon, as described in Section 6 of the Offer to Purchase, will be held for such partner by PFPC, Inc. The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of December 31, 2001, of the Units tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for fiscal year 2001, which is anticipated to be completed not later than May 31, 2002, and will be paid in cash within ten days thereafter, or on such earlier date as the Fund's Directors may determine.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your partnership interests at this time, please disregard this notice. This is simply notification of the Fund's tender offer. If you decide to tender, you are responsible for confirming that PFPC, Inc. has received your documents.


 Please fax or mail (this page only) to:    GAM Avalon Multi-Europe, L.P.
                                            c/o PFPC, Inc.                              For additional information:
                                            P.O. Box 858                                Phone:  (866) 211-4521
                                            Claymont, DE  19703-0858                    Fax:    (302) 791-1713
                                            Attn:  GAM Investor Services

Part 1. Name:
Name of Partner:  _____________________    SS# or Taxpayer ID #: _______________

Phone Number #: _______________________     Date: ______________________________

Part 2. Amount of Partnership Interest in the Partnership to be Tendered:

/    / Entire partnership interest

/ / Portion of partnership interest expressed as specific dollar value $ _____________. Subject to maintenance of a minimum partnership interest equal to $25,000. The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the undersigned so a minimum $25,000 capital account balance is maintained.

Part 3. Payment Option:

/  / CHECK THIS BOX IF YOU WISH  PAYMENT  TO BE MADE BY CHECK TO YOUR  MAILING
     ADDRESS LISTED IN THE FUND'S RECORDS OR, IF YOUR ADDRESS HAS CHANGED, PROVIDE YOUR NEW ADDRESS BELOW:

                  _____________________
                  _____________________
                  _____________________

/  / CHECK  THIS BOX IF YOU WISH  PAYMENT TO BE MADE BY WIRE  TRANSFER  TO THE
     BROKERAGE ACCOUNT FROM WHICH YOUR INVESTMENT WAS ORIGINALLY MADE

Part 4. Signature(s):

FOR INDIVIDUAL INVESTORS, JOINT TENANTS, IRAs AND KEOGH PLANS:

Signature: ___________________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name of Investor:    ____________________________________________

Joint Tenant Signature:_________________________________________________________
(If joint tenants,    (Signature of Owner(s) Exactly as Appeared on Subscription
both must sign.)           Agreement/Investor Application)

Print Name of Joint Tenant: ___________________________________________________

FOR OTHER INVESTORS (SUCH AS CORPORATIONS, PARTNERSHIPS, LIMITED LIABILITY COMPANIES, TRUSTS, AND EMPLOYEE BENEFIT PLANS):

Print Name of Investor: _______________________________________________________

Signature: ____________________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name of Signatory and Title: _____________________________________________

Co-Signatory if necessary: _____________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name and Title of Co-Signatory: __________________________________________

                                                                  Exhibit (a)(4)

                     Form of Notice of Withdrawal of Tender
                         NOTICE OF WITHDRAWAL OF TENDER

                               Regarding Units in

                          GAM AVALON MULTI-EUROPE, L.P.

                   Tendered Pursuant to the Offer to Purchase
                             Dated November 16, 2001

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                   RECEIVED BY PFPC, INC. EITHER BY MAIL OR BY
                    FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
                      MONDAY, DECEMBER 31, 2001, UNLESS THE
                               OFFER IS EXTENDED.

          Complete This Notice Of Withdrawal And Return Or Deliver To:


                          GAM Avalon Multi-Europe, L.P.
                                 c/o PFPC, Inc.
                                  P.O. Box 858
                             Claymont, DE 19703-0858

                           Attn: GAM Investor Services
                           For additional information:
                              Phone: (866) 211-4521
                               Fax: (302) 791-1713


  You are responsible for confirming that this Notice is received by PFPC, Inc.


Ladies and Gentlemen:


Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated _______________.

Such tender was in the amount of: $ ____________________

Date:  ____________________

Signature(s):

FOR INDIVIDUAL INVESTORS, JOINT TENANTS, IRAs AND KEOGH PLANS:

Signature:
          ____________________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name of Investor:
            ________________________________________________________

Joint Tenant Signature:
            ____________________________________________________________________
(If joint tenants,    (Signature of Owner(s) Exactly as Appeared on Subscription
both must sign.)                Agreement/Investor Application)

Print Name of Joint Tenant:
          ____________________________________________________________

FOR OTHER INVESTORS (SUCH AS CORPORATIONS, PARTNERSHIPS, LIMITED LIABILITY COMPANIES, TRUSTS, AND EMPLOYEE BENEFIT PLANS):

Print Name of Investor:
          ____________________________________________________________

Signature:
          ____________________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name of Signatory and Title:
          ____________________________________________________________

Co-Signatory if necessary:
          ____________________________________________________________
           (Signature of Owner(s) Exactly as Appeared on Subscription
                         Agreement/Investor Application)

Print Name and Title of Co-Signatory:
          ____________________________________________________________

                                                                  Exhibit (a)(5)

              Forms of Letters dated January 8, 2002 from the Fund to Partners in connection with acceptance of offers of tender

 This letter is being sent to you if you tendered all of your Units in the Fund.


January 8, 2002

Dear Partner:

GAM Avalon Multi-Europe, L.P. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

You have been paid __% of the amount requested, in accordance with the terms of the tender offer. The funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records or, if you so specified on your Letter of Transmittal, the funds were paid by wire transfer to the brokerage account from which the investment was originally made.

The remaining __% of the amount requested is a contingent portion of the repurchased interest and its value is based on the unaudited estimated net asset value of the Fund as of December 31, 2001. This amount is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion will be paid (subject to audit adjustment) within ten days after the conclusion of the 2001 fiscal year-end audit, or on such earlier date as the Fund's Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by May 31, 2002.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, Inc., at (866) 211-4521.


Sincerely,


GAM Avalon Multi-Europe, L.P.

Enclosure

This letter is being sent to you if you tendered a portion of your Units in the Fund.


January 8, 2002

Dear Partner:

GAM Avalon Multi-Europe, L.P. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were mailed directly in the form of a check to you at your mailing address listed in the Fund's records or, if you so specified on your Letter of Transmittal, the funds were paid by wire transfer to the brokerage account from which the investment was originally made. You remain a partner with respect to the Units that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, Inc., at (866) 211-4521.

Sincerely,


GAM Avalon Multi-Europe, L.P.

Enclosure

                                                                  Exhibit (a)(6)


Unaudited financial statements of the Fund for the six-month period ended September 30, 2001.

Statement of Financial Condition  (Unaudited)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------




                                                                                                             September 30, 2001
Assets

Investments in investment funds, at fair value                                                                   $    4,128,234
Investments paid in advance                                                                                             225,000
Cash and cash equivalents                                                                                               168,147
Other assets                                                                                                              1,094
                                                                                                        ------------------------
                                                                                                        ------------------------

       Total assets                                                                                                   4,522,475
                                                                                                        ------------------------
                                                                                                        ------------------------

Liabilities

Subscriptions received in                                                                                               300,000
advance
Accrued expenses                                                                                                         69,464
Management fees payable                                                                                                   6,884
                                                                                                        ------------------------
                                                                                                        ------------------------

       Total liabilities                                                                                                376,348
                                                                                                        ------------------------
                                                                                                        ------------------------

             Net Assets                                                                                          $    4,146,127
                                                                                                        ========================

Partners' Capital

Represented by:
Capital contributions                                                                                            $    4,255,080
Accumulated net investment loss                                                                                       (132,187)
Net unrealized appreciation                                                                                              23,234
                                                                                                        ------------------------
                                                                                                        ------------------------

       Partners' Capital                                                                                        $     4,146,127
                                                                                                        ========================
                                                                                                        ========================


       Net asset value per outstanding units of
       partnership interest ($4,146,127 / 42,631 units                                                          $       97.26
       outstanding)
                                                                                                        ========================


GAM Avalon Multi-Europe, L.P.
Statement of Operations (Unaudited)
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------


                                                                                                             Period from May 1, 2001
                                                                                                        (commencement of operations)
                                                                                                          To September 30, 2001

Investment Income
    Interest                                                                                                      $       2,378
                                                                                                        ------------------------
                                                                                                        ------------------------

Expenses
    Syndication expense                                                                                                  36,745
    Management fees                                                                                                      29,327
    Organizational expense                                                                                               23,662
    Administrative and
    accounting fees                                                                                                      10,346
    Audit                                                                                                                10,000
    fees
    Printing fees                                                                                                         8,000
    Tax fees                                                                                                              6,857
    Director fees                                                                                                         6,000
    Other
    fees                                                                                                                  3,628
                                                                                                        ------------------------
                                                                                                        ------------------------

            Total expenses                                                                                              134,565
                                                                                                        ------------------------
                                                                                                        ------------------------

            Net investment loss                                                                                       (132,187)
                                                                                                        ------------------------
                                                                                                        ------------------------


            Net unrealized appreciation on                                                                               23,234
            investments
                                                                                                        ------------------------
                                                                                                        ------------------------

            Decrease in partners' capital derived
               from investment activities                                                                       $     (108,953)
                                                                                                        ========================
                                                                                                        ========================


